Exhibit 99.5

Press Release

Your Contact: Tony Roddam Aventis Global Media Relations Tel.: +33 3 88 99 11 38 Tony.Roddam@Aventis.com	Nathalie Jecker Aventis Global Media Relations Tel.: +33 3 88 99 11 16 Nathalie.Jecker@Aventis.com

Aventis Supervisory Board Recommends Substantially Improved Offer from Sanofi-Synthélabo in Order to Create Sanofi-Aventis

Strasbourg, France, April 26, 2004—On April 25, 2004, Aventis and Sanofi-Synthélabo agreed on a substantially improved offer as well as a balanced governance structure. After reviewing this new offer, the Management Board and the Supervisory Board decided to recommend this offer to Aventis shareholders. This decision was based on a majority of 13 members, with two opposing votes by employee representatives and an abstention by the representative of Kuwait Petroleum Corporation, Mrs. Seham Razzouqi. All members of the Aventis Supervisory Board were present or represented.

Igor Landau, Chairman of the Management Board, said: "We are pleased to have reached an agreement that recognizes the value of Aventis from a financial standpoint as well as the talent and expertise of our employees. By being equally represented in the management of Sanofi-Aventis, this agreement provides the necessary conditions for the success and development of the new group."

Terms of the Offer

Under the revised offer terms, Sanofi-Synthélabo offers:

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  0.8333 of a newly issued Sanofi-Synthélabo ordinary share and a cash compensation of € 20 for each Aventis ordinary share tendered (2003 dividend attached), and

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  1.6667 newly issued Sanofi-Synthélabo ADSs and a cash compensation of € 20 for each Aventis ADS.

The offer consists of 71% Sanofi-Synthélabo shares and 29% cash.

This improved offer would value one Aventis share at € 68.93 based on the unaffected share price of Sanofi-Synthélabo (one month-average) prior to the launch of their initial offer on January 26, 2004, which valued Aventis with € 60.43 per share.

The improved offer values Aventis in total at € 55.3 billion compared to € 48.5 billion for the initial offer.

Principles for the new combined company

The combined company will operate and function under the following principles:

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  the name of the new group will be Sanofi-Aventis

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  the Board of Directors will be made up of 17 members: Jean-François Dehecq, Chairman and CEO (Président Directeur General), eight members selected by the Aventis Supervisory Board, including the Vice-Chairman of the board of directors, who will be a German representative, and eight members selected by the Sanofi-Synthélabo board of directors;

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  the Board of Directors of the combined company will appoint four committees (Strategic Committee, Compensation and Nomination Committee, Audit Committee and Scientific Committee) which will consist of an equal number of Aventis and Sanofi-Synthélabo directors, two of such committees being chaired by a director designated by Aventis and two being chaired by a director designated by Sanofi-Synthélabo;

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  a Comité de Direction will include an equal number of persons from Aventis and Sanofi-Synthélabo selected by Mr. Jean-François Dehecq as Chairman;

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  an integration committee consisting of an equal number of members selected from Aventis and Sanofi-Synthélabo and Mr. Jean-François Dehecq as Chairman, will oversee the integration of the two companies and select the managers of the combined group.

Reasons for Recommending the Offer

The Supervisory Board determined that:

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  the terms of the improved offer reflect a substantial increase in the premium offered to Aventis shareholders which is now in line with comparable transactions based on various valuation methods;

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  compared to Sanofi-Synthélabo's initial offer, the improved terms reflect adequately the expected growth potential of Aventis in the next few years and its expected contribution to the results and growth of the combined group;

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  the governance rules and contemplated integration processes, as defined in the proposed agreement, should allow a successful and fair integration between the two companies;

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  the status of the review and negotiation with the antitrust authorities in Europe and in the U.S., indicate that Sanofi-Synthélabo's commitments to secure approval should not significantly impact the growth profile of the combined group; and

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  Sanofi-Synthélabo has assured Aventis that the disclosure in its Registration Statement on US Form F-4 regarding the Plavix litigation is true and correct in all material respects and that there are no material omissions from that disclosure that make such disclosure misleading;

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  completion of the transaction can be reasonably expected in a short time frame.

Aventis to withdraw outstanding litigation and specific resolutions from Aventis Annual General Meeting

Aventis will withdraw all claims against Sanofi-Synthélabo and the Autorité des Marchés Financiers in connection with Sanofi-Synthélabo's offer, and will withdraw the resolutions relating to the issuance of Plavix warrants and the limitation of voting rights from its Annual General Meeting, for which a new date will be scheduled.

On April 22, 2004, Novartis accepted the offer of the Aventis Supervisory Board to negotiate the conditions of a potential business combination. During the course of these negotiations, Aventis invited Novartis to submit an offer for consideration by the Supervisory Board. Novartis indicated that it would not be prepared to submit a bid, unless the Supervisory Board first rejected any improved offer from Sanofi-Synthélabo. Aventis has not received any offer from Novartis.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.

Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.